FORM 52-109FT2

CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, Dan J. Rocheleau, Director of Financial Reporting and Acting Chief Financial Officer of Birch Mountain Resources Ltd., certify that:

1.     I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Birch Mountain Resources Ltd. (the issuer) for the annual period ending December 31, 2004;

2.     Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3.     Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly presents in all material respects the financial position, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: November 13, 2006

"Signed"
Dan J. Rocheleau
Director of Financial Reporting and
Acting Chief Financial Officer